                             WINTERGREEN FUND, INC.
                          100 SUMMER STREET, SUITE 1500
                                BOSTON, MA 02110

December 5, 2007

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:  Wintergreen Fund, Inc. (the "Fund")
     FILE NOS. 333-124761; 811-21764
     CIK: 0001326544

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 490CF0383, a fidelity bond, in the amount of $1,250,000 (the "Bond"), as received on November 27, 2007 (Exhibit 99.1); and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Directors held on September 24, 2007, at which a majority of the Directors who are not "interested persons" of the Fund as defined by
     Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $4,462.00, which includes a $71 New Jersey State Surcharge, for the period commencing September 23, 2007 and ending September 23, 2008.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6550.

Sincerely,


/s/ Nicole Wood Hermsdorf
-------------------------------------
Nicole Wood Hermsdorf
Assistant Secretary